UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  July 24, 2008                        /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                       JULY 24, 2008

                       ROCHESTER PROVIDES CORPORATE UPDATE

VANCOUVER,  CANADA - ROCHESTER  RESOURCES LTD. (TSXV: RCT; OTCBB: RCTFF AND FSE:
R5I) is pleased to announce that ongoing trenching of the surface trace of the Florida 4 vein spaced at irregular intervals over a strike length of approximately 2km has returned promising values (see table 1) with grades and widths at Florida 4 comparable to those previously mined at Florida 3. Ongoing underground development work continues at Florida 4 designed to confirm both width and grade at depth to allow the company to prepare a long term mine plan to supply sufficient feed for the increase in production to 300 tpd.

Progress completed to date at Florida 4 includes access to 7 new drift developments. One drift has intersected the vein system in the past week and the remaining drifts are nearing the vein system and are anticipated to intersect shortly. Developing access to these 7 different levels at the Florida 4 vein system will allow the Company to achieve a clearer understanding of its characteristics (i.e. grade, width) within the favourable horizon which will help define a long-term mine plan. The new development plan at Florida 4 is to drift 600 metres per month within the favourable horizon of the vein system; this will account for 60-70% of total production at 300 tpd.

Table 1:

      Trench           Width          Au (g/t)        Ag (g/t)

        #1            1.40m            2.49              62
        #5            5.80m            4.82             131
        #6            0.80m            2.15              68
        #7            0.70m            5.97              44
        #10           2.60m            6.53              80
        #11           1.40m            3.26              68
        #12           0.70m            1.13              50
        #13           1.80m            3.63              64
        #14           1.40m            0.82             475
        #15           1.10m            1.93              59

Furthermore, the company is planning its next development phase at Florida 4; that being 1000 metres of exploration drifting via a 4x4 tunnel. This will triple the rate of development work previously achieved during development work at Florida 3. The tunnel will give access to the center of the vein system which will allow rapid exploration of the full potential of the favourable horizon by drifting, ramping and underground drilling. This work will eventually lead to the compilation of a NI-43-101 resource estimate.

Both concurrent development programs share the same overall goal to prove out enough resources for the long-term to continue providing feed for the mill at its increased production levels scheduled later this year.



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                                      -2-


Progress at the mill expansion continues; the new silver recovery circuit (Falcon Concentrator) is scheduled to be operational in early August. Recently, the Company was made aware that there are new requirements that must accompany the mill upgrade; that being a mandatory upgrade to its tailing system to fully meet the new requirements of SEMARNAT. All tailings are required to be dried before being deposited. This has increased expenditures by approximately $1.5M and has added further delays. A filtering system for the new tailings dam will be installed by mid August and should be fully operational at 300 tpd before the end of the year. As significant progress continues at Florida 4 the company will be able to ascertain a comprehensive mine plan during this timeframe and stock additional ore while the tailing dam is completed. Simultaneously, the company will finalize the commissioning process of the upgrade to the mill itself.

Recent Production Update:

Production at the Florida Mine has being sourced from remnant stopes at Florida South and lower grade materials from Florida 3 NW that were mined above the favourable mineral horizon. This has contributed to a lower head grade being processed equating to a decrease in sales. Further development work as well as diamond drilling at Florida NW was also curtailed due to the presence of numerous faults which displaced the vein systems. The company continues production at 200 tpd. Based on work to date the Florida 4 vein system appears to be more continuous and much less faulted than the vein systems discovered directly NW of the Florida Mine.

Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 604-484-0068
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development.

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                                       -3-


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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